Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 28, 2017

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allegro Merger Corp.
Draft Registration Statement on Form S-1
Submitted October 18, 2017
CIK No. 0001720025

Dear Ms. Ransom:

On behalf of Allegro Merger Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 14, 2017, relating to the above-captioned confidentially submitted Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the revised version of the Registration Statement, a copy of which has been marked with the changes from the original confidential submission.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications, as requested.

Securities and Exchange Commission

November 28, 2017

Risk Factors, page 21

2.	We note your disclosure on page 4 that you are not "prohibited from partnering, submitting joint bids, or entering into any similar transaction with holders of founder shares, our officers or directors and their affiliates, in the pursuit of an initial business combination." Please add a separate risk factor, or revise an existing risk factor, to address the fiduciary and other conflicts of interest created thereby.

We have removed the above-referenced disclosure from the Registration Statement as the Company does not anticipate entering into this type of arrangement. Furthermore, we direct the Staff to the risk factor included on page 31 of the Registration Statement titled “We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with our executive officers, directors or existing stockholders, which may raise potential conflicts of interest.” Such risk factor details the potential issues relating to the Company entering into a potential business combination with an entity affiliated with the Company’s officers, directors or existing stockholders. Accordingly, we respectfully believe that no further revision to the risk factor section in the Registration Statement is necessary in response to this comment.

Proposed Business

Introduction, page 55

3.	Where you describe the prior SPAC experience of your directors and officers, please include any negative results with equal prominence as positive results. Also, where you present revenue results, please also include an appropriate measure of earnings.

We have revised the disclosure in the Registration Statement to present balanced information as requested. Additionally, in response to this comment, we have removed all references to revenues with respect to the prior offerings.

Selection of a target business..., page 59

4.	Please reconcile your disclosure here and elsewhere in your prospectus that you "will have virtually unrestricted flexibility in identifying and selecting" a target business with the fact that your directors and officers have fiduciary duties to present certain opportunities to other entities first, as disclosed on pages 80-81 of your filing.

We have revised the disclosure on page 59 of the Registration Statement as requested.

Securities and Exchange Commission

November 28, 2017

Principal Stockholders, page 84

5.	Your disclosure here indicates that Mr. Sgro (as trustee of Eric Rosenfeld 2017 Trust No. 1 and Eric Rosenfeld 2017 Trust No. 2) will beneficially own 21.6% of your total outstanding common stock following the offering. However, on page 84 you indicate that if the overallotment option is not exercised, your initial holders will be required to forfeit a number of shares necessary so that the collective number of founder shares represents 20% of your total outstanding common stock following the offering. Further, on page 85 you state that "holders of founder shares and purchasers of placement units will own 26.9% of the outstanding common stock following this offering." Please revise your disclosure here and elsewhere in your prospectus, as applicable, to address the foregoing discrepancies, or advise.

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 84 of the Registration Statement to clarify that the obligation to return founder shares to the Company if the over-allotment option is not exercised excludes ownership of the shares underlying the units being purchased in the simultaneous private placement of units.

With respect to the second part of the Staff’s comment, the reference to 86.9% was an error. We have revised the disclosure on page 87 of the Registration statement to indicate such percentage is 21.9%. We wish to advise the Staff that the difference between this figure and the 21.6% figure on page 85 is that the former figure includes additional shares that will be purchased by Cantor Fitzgerald upon consummation of this offering and is not included in the beneficial ownership of David Sgro on page 85.

Certain Relationships and Related Party Transactions, page 86

6.	You indicate that Mr. Rosenfeld has agreed to indemnify the company under certain circumstances. Please file such agreement as an exhibit to this registration statement or advise. Refer to Item 601(b)(10) of Regulation S-K.

We will file the agreement as exhibit 10.1 as soon as possible as requested.

*************

Securities and Exchange Commission

November 28, 2017

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Eric S. Rosenfeld